

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2014

Via E-mail
Mr. Massimo Mondazzi
Chief Financial Officer
Eni SpA
1, Piazza Ezio Vanoni
20097 San Donato Milanese (Milano) - Italy

> **Re:** **Eni SpA**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed April 10, 2014**
> **File No. 001-14090**
> **Supplemental Response Filed December 18, 2014**

Dear Mr. Mondazzi:

We have reviewed your filing and have the following comment. In our comment, we asked you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2013

Proved Undeveloped Reserves, page 40

1. In comment two of our December 10, 2014 letter, we asked, in part, that you "Explain to us the justification for your claim of Kashagan proved developed reserves, given that you have disclosed (page 32) that Kashagan production is halted beginning October, 2013 with production delayed through 2015." You responded that "In 2013 we reclassified to proved developed reserves approximately 0.13 BBOE of PUDs related to the Kashagan projects. This was the result of hooking-up new producing wells, which targeted an initial production level of approximately 75 KBBL/d (gross).
Production started in September 2013. Shortly thereafter, an accident occurred to a

support pipeline for the transport of acid gas. This accident forced the Kashagan consortium to halt production and we are currently planning for a production restart by the second half of 2016. However, at the time of the accident we had already completed and hooked-up all producing wells to extract the 0.13 BBOE of reserves reclassified as developed, production had started, and no additional capital expenditures are required to produce those reserves, except for the cost to substitute the damaged support pipelines. Therefore, we believe that the reclassification of the above PUDs to proved developed reserves was appropriate." With reasonable detail, please explain to us your estimate of costs necessary to replace the acid gas pipeline. Tell us the number of and associated costs for the "new producing wells". Please compare your cost estimate for pipeline replacement with the cost of the new wells. Refer to Rule 4-10(a)(6)(i) of Regulation S-X, the definition of "Developed Oil and Gas Reserves".

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, with questions about our comments and related matters. Please contact me, at (202) 551-3489, with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Account